CONSENT OF JAMES STONEHOUSE

March 30, 2026

VIA EDGAR

United States Securities and Exchange Commission

Re:	Americas Gold and Silver Corporation (the "Company")
Annual Report on Form 40-F of the Company for the year ended December 31, 2025 (the "Form 40-F")

I, James Stonehouse hereby consent to the use of my name in connection with reference to my involvement in the preparation of the following technical report (the "Technical Report"):

  Technical report titled "Technical Report on the San Rafael Mine and the EC120 Preliminary Feasibility Study, Sinaloa, Mexico", dated May 17, 2019;

and to references to the Technical Report, or portions thereof, in the Form 40-F and the Annual Information Form of the Company for the fiscal year ended December 31, 2025 (the "AIF"), and to the inclusion or incorporation by reference of the information derived from the Technical Report related to me in the Form 40-F and the AIF. This consent extends to any amendments to the Form 40-F.

I hereby consent to the use of my name in connection with reference to my involvement in the review and approval of certain technical disclosure in the AIF.

I further consent to the incorporation by reference of the information derived from the Technical Report related to me into the Company's Registration Statement on F-3 (File No. 333-292931) and any amendments thereto.

/s/ James Stonehouse
James Stonehouse